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                             KELLER & COMPANY, INC.

                        FINANCIAL INSTITUTION CONSULTANTS
                              555 METRO PLACE NORTH
                                    SUITE 524
                               DUBLIN, OHIO 43017
                                 (614) 766-1426
                               (614) 766-1459 FAX




December 4, 2003




The Board of Directors
Dearborn Savings Association, F.A.
118 Walnut Street
Lawrenceburg, Indiana  47025

Re: Business Plan Proposal

Attention: Mr. Edward Fischer, President

This letter represents our proposal to prepare a Business Plan ("Plan") for Dearborn Savings Association, F.A. (the "Association") to fulfill all the requirements of the Office of Thrift Supervision ("OTS"). The Plan will focus on the Association's new three-year pro formas, the impact on the Association of new strategies, products and services, the recognition of the planned conversion of Dearborn Mutual Holding Company to stock form and the resulting proceeds and other key factors, including interest rate trends and growth expectations.

Keller & Company is experienced in preparing business plans for filing with and approval by all regulatory agencies. We prepared thirty-four in 2000, thirty-two in 2001, thirty-three in 2002, and twenty-eight in 2003, and all have been approved. Your Plan will be based on the format provided in the attached Exhibit
A. We will prepare the three-year pro formas and each discussion section in accordance with regulatory requirements. Our objective is to ensure that your Plan is a meaningful planning tool for the future, is in compliance with all applicable requirements, and that management and directorate are knowledgeable of and comfortable with the assumptions, commitments and projections contained in the Plan, making the Plan useful for the future.

Exhibit B provides a sample set of typical pro formas. Your pro formas will incorporate the most current interest rate projections provided by OTS. Our procedure is to request key financial information from the Association, including TFR and CMR Reports, investment portfolio mix, recent lending activity, savings activity, costs and yields and other data from the Association. Based on a review of this information, I will then meet with management to discuss your plans and expectations for 2004, 2005 and 2006, focusing on such items as deposit growth expectations, loan origination projections, loan sales and purchases, new products and services, increases in general valuation allowance, new branches, capital improvements, increases in fixed assets, investment strategy, changes in board fees, changes in staffing and annual rise in total compensation. We will then prepare financial projections tying the beginning figures to your December 31, 2003, balances,

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The Board of Directors
December 4, 2003
Page 2

incorporating your current yields on interest-earning assets and your current costs of interest-bearing liabilities. Assets and liabilities will then be repriced based on their maturity period, with such items tied to rate indices and their yields and costs adjusting based on interest rate trends. Due to the importance of completing the Business Plan in a timely manner and based on the availability of December 31, 2003, financials, we can proceed with the pro formas based on September 30, 2003, financials in order to begin preparing projections and providing you and your board with ample time to review the projections. When the Association's December 31, 2003, financials are completed, we will then insert these new balances and yields and costs. The Plan will be based on the December 31, 2003, financials from the Association's TFR Report, not the audited financials to be completed.

We can introduce numerous scenarios for internal use as part of the preparation of the Plan to show the impact of alternative strategies. Our pro formas are derived from a software designed by Deloitte & Touche and are one of the most flexible yet detailed programs available. We will also address the issue of interest rate risk, which could be a key issue in the future, to demonstrate ongoing compliance with the Association's Interest Rate Risk Policy.

With each set of pro formas, we will send you a detailed discussion summary of the assumptions for easy review and comments (Exhibit C). After your review of the pro formas, we will make any adjustments that are requested. When the Association's pro formas are complete, we will provide you with the final pro forma financial statements.

With regard to the text of the Plan, we will complete each section in draft form for your review, and revise each section based on your comments and requests. We will also send a copy to your counsel for their input and comments. The Plan will be in full compliance with all regulatory requirements. We also prepare a quarterly comparison chart each quarter at no charge for your presentation to the board, showing the quarterly variance in actual performance relative to projections and providing comments on the variance. Such quarterly comparison is normally included in the minutes of the board meeting. We also prepare a presentation outline for management's required business plan meeting with the regional office of OTS in Atlanta. Such presentation outline has been used by clients for meetings in Atlanta, Chicago, Dallas, Boston and San Francisco and has proven to be very useful.

Our fee for the preparation of the Business Plan, both text and all sets of pro formas is $10,000 plus reimbursement for out-of-pocket expenses not to exceed $200. Keller will also prepare an outline of the Plan for any meetings with the Atlanta Regional Office of OTS.

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The Board of Directors
December 4, 2003
Page 3

I will be pleased to answer any questions or provide additional information.

Sincerely,

KELLER & COMPANY, INC.

\s\ Michael R. Keller

Michael R. Keller
President

MRK:jmm
enclosure

Accepted this    11th  day of       December       2003.
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\s\ Edward Fischer
----------------------------
Edward Fischer
President